SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            Floridian Ventures, Inc.
                               (Name of Issuer)

                        Common Stock, $.0001 par value
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

                                 Attila Reisz
                 Erdoalja utca 12, Pilisjaszfalu, 2080 Hungary
                                36-20-943-3331
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 28, 2003
                         (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.  N/A                                                       Page 2 of 4

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
         1    NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           ATTILA REISZ
-------------------------------------------------------------------------------
         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                    (b) [X]
-------------------------------------------------------------------------------
         3    SEC USE ONLY

-------------------------------------------------------------------------------
         4    SOURCE OF FUNDS*
                   PF
-------------------------------------------------------------------------------
         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
-------------------------------------------------------------------------------
         6    CITIZENSHIP OR PLACE OF ORGANIZATION
                           HUNGARY
-------------------------------------------------------------------------------
                7    SOLE VOTING POWER
                           8,240,000
 NUMBER OF     ----------------------------------------------------------------
    SHARES      8    SHARED VOTING POWER
  OWNED BY                 0
    EACH       ----------------------------------------------------------------
 REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH                8,240,000
               ----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                           8,240,000
-------------------------------------------------------------------------------
         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*   [ ]
-------------------------------------------------------------------------------
         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           100%
-------------------------------------------------------------------------------
         14   TYPE OF REPORTING PERSON*
                           IN
-------------------------------------------------------------------------------

CUSIP No.  N/A                                                       Page 3 of 4

Item 1.  Security and Issuer.

       This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.0001 par value (the "Common Stock"), of Floridian Ventures Ltd., a Delaware corporation (the "Company"). The Company's principal executive office is located at Erdoalja utca 12, Pilisjaszfalu, 2080 Hungary.

Item 2.  Identity and Background.

       (a) This statement is filed by Attila Reisz (the "Reporting Person").

       Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

       (b) The business address of the Reporting Person is at Erdoalja utca 12, Pilisjaszfalu, 2080 Hungary.

       (c) No officer, director or shareholder of the Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) Neither the Reporting Person nor, to the best of its knowledge, any of its directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

       Attila Reisz paid forty-five thousand dollars ($45,000) for the 8,240,000 shares, the funds used to pay for the shares were his own funds.

Item 4.  Purpose of Transaction.

       The shares of Common Stock owned by Attila Reisz were acquired for, and is being held for, investment purposes. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic mergers or acquisitions. In connection therewith, Attila Reisz may recommend and/or vote in favor of one or more proposals, which would amend the Company's Certificate of Incorporation and for the appointment of directors.

       The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

       (a) Attila Reisz ("Reporting Person") beneficially owns 8,240,000 (100%) of the Issuer.

       (b) The Reporting Person has the sole power to vote and dispose of 8,240,000 shares owned directly.

       Other than the stock purchase transaction described in Item 3 above, the Reporting Person has not otherwise acquired or disposed of the common stock of the Issuer.

       No other person is known to have the right to receive, or the power to direct the receipt of, dividends or proceeds from the sale of shares owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       There are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits*

       Stock Purchase Agreement (Previously filed by Floridian Ventures, Inc.
Exhibit 1.1 to Form 8-K filed on July 29, 2003, and is incorporated herein by reference.)


                                  SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2003
                                          BY:


                                          /s/ Attila Reisz
                                          ----------------------------------
                                          Attila Reisz